Exhibit 99.1

Annual General Meeting of AB Volvo

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 4, 2007--At the Annual General Meeting of AB Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) held on April 4, 2007, the Board's proposal was approved to pay an ordinary dividend to the shareholders of SEK 25.00 per share and an extraordinary dividend in the form of a 6:1 split with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25.00 per share. April 11, 2007 was adopted as the record date for entitlement to receive dividends. Payment of the dividend will be made through VPC (Swedish Central Securities Depository and Clearing Organization) on April 16, 2006. Record date for the share split and right to redemption shares was set at April 30, 2007. Payment of the redemption amount is expected to occur on May 28, 2007.

Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Finn Johnsson, Philippe Klein, Louis Schweitzer and Ying Yeh were reelected members of the Board of AB Volvo and Lars Westerberg newly elected. Finn Johnsson was elected Board Chairman. The fee to the Board of Directors was set at SEK 5,725,000, to be distributed among the members as follows: SEK 1,500,000 to the Chairman and SEK 500,000 to each of the other members, with the exception of the President, who does not receive a fee; in addition, SEK 250,000 to the Chairman of the Audit Committee and SEK 125,000 to other members of the Audit Committee and SEK 75,000 to each of the members the Remuneration Committee.

PricewaterhouseCoopers AB was elected as auditors for an additional three-year period.

The Board's Chairman Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken and others, Lars Forberg, representing Violet Partners, Bjorn Lindh, representing SEB funds/Trygg Forsakring and Thierry Moulonguet, representing Renault s.a.s. were elected as members of the Election Committee. No fees shall be paid to the Election Committee.

The decision regarding the share split and automatic redemption procedure of shares aims at transferring surplus capital to the shareholders and to reduce the market value per trading lot, which facilitates trading in Volvo shares for shareholders with smaller holdings. In accordance with the procedure, each share is split into six shares, of which one share will be automatically redeemed for SEK 25.00. The decision also includes a bonus issue without issuance of new shares through the transfer of SEK 425,684,044 from unrestricted shareholders' equity to share capital.

The Meeting resolved to establish a new share-based incentive program during the second quarter of 2007 for senior executives in the Volvo Group. The program mainly involves that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2008. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2007 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 567, the costs for the program will amount to about SEK 317 M. So that Volvo shall be able to meet its commitment in accordance with the program, with limited cash flow effect, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Marten Wikforss
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